Exhibit 8.1

List of Subsidiaries of China Digital TV Holding Co., Ltd.

Name	Jurisdiction of Incorporation
China Digital TV Technology Co., Ltd.	British Virgin Islands

Golden Benefit Technology Limited	Hong Kong

China Super Media Holdings Limited	Hong Kong

Beijing Super TV Co., Ltd.	People’s Republic of China

N-S Digital Technology Co., Ltd.,	People’s Republic of China

Beijing Cyber Cloud Co., Ltd.,	People’s Republic of China

N-S Investment Holdings Co., Ltd.	People’s Republic of China

Beijing Joysee Technology Co., Ltd.	People’s Republic of China

Beijing Super Movie Technology Co., Ltd.	People’s Republic of China